EXECUTION COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

AXA
(Translation of registrant's name into English)

25, Avenue Matignon
75008 Paris, France
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _x_ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

Number of pages 23

Exhibit Index is on page 5

CR

FORWARD LOOKING STATEMENTS

Certain statements in this report that are neither reported financial results nor other historical information, are forward-looking statements, including, but not limited to statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include the intensity of competition from other financial institutions, AXA's experience with regard to mortality and morbidity trends, lapse rates and policy renewal levels relating to AXA's life and health insurance operations, the frequency, severity and development of property and casualty claims including catastrophic events which are uncertain in nature and policy renewal rates relating to AXA's property and casualty business, market risks related to fluctuations in interest rates, equity market prices and foreign currency exchange rates, the use of derivatives and AXA's ability to hedge such exposure effectively and counterparty credit risk, adverse changes in the economy in AXA's major markets, other adverse developments which may affect the value of AXA's investments, AXA's ability to develop, distribute and administer competitive products and services in a cost-effective manner and its ability to develop information technology and management information systems to support strategic goals while continuing to control costs and expenses, AXA's visibility in the market place and the financial and claims paying ratings of its insurance subsidiaries, AXA's access to adequate financing to support its future business, the effect of changes in regulation and laws affecting AXA's businesses, including changes in tax laws affecting insurance and annuity products as well as operating income and changes in accounting and reporting practices, the costs of defending litigation and the risk of unanticipated material adverse outcomes in such litigation, adverse political developments around the world, particularly in the principal markets in which AXA and its subsidiaries operate, the performance of others on whom AXA relies for distribution, investment management, reinsurance and other services and the effect of future acquisitions. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2001 for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events, circumstances or otherwise.

INCORPORATION BY REFERENCE

The registrant's press releases dated July 24, 2002, August 7, 2002 and August 8, 2002 furnished under cover of this Form 6-K are incorporated by reference into the registrant's (i) Registration Statement on Form F-3 (File No. 333-12956), (ii) Registration Statement on Form S-8 (File No. 333-12944) and (iii) Registration Statement on Form S-8 (File No. 333-9212).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXA
(Registrant)

Name: Gérard de La Martinière
Title: Member of the Management Board
Group Executive President, Finance
Control and Strategy

Date: August 8, 2002

EXHIBIT INDEX

2056044.1

PRESS RELEASE

July 24, 2002

AXA: FUNDAMENTALS ARE GOOD

The strong fall in the equity markets over the last few months, particularly impacting certain industries among which the insurance sector, is disconnected with the fundamentals of the economy.

- Insurance companies are by nature long term holders of assets including equities, due to the long term nature of their commitments towards policyholders. The Group's exposure to equity was 16% of invested assets as of December 31st, 2001, in line with European market practice.

- Life and Savings and Property & Casualty activities are strong. First half 2002 revenues, to be released on August 8th, are expected to be up at least 4%. This has resulted into very strong positive cash flows. Life and Savings sales net of redemptions were approximately Euro 10 billion in the first half of the year.

- The cost savings program of Euro 700 million in 2002 is on target. If stock market trends are weighting on Unit-linked and Asset Management margins, our Property & Casualty are delivering the expected upturn in profitability. As a consequence, the Group first half operating earnings will show a significant improvement versus the first half in 2001.

- Technical reserves are more than adequately covering our commitments towards policyholders. Despite falling equity markets, solvency margins of Group insurance entities are adequate.

Therefore, the current fall in equity market does not affect the Group ability to run its businesses in satisfactory technical conditions

* *
*

About AXA

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 910 billion in assets under management as of December 31, 2001 and reported revenues of approximately Euro 75 billion for 2001. Revenues as of March 31, 2002 were Euro 21 billion. The AXA ordinary share is listed and trades under the symbol *AXA* on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol *AXA*

This press release is also available on AXA Group web site: www.axa.com

IMPORTANT LEGAL INFORMATION

Certain statements in this press release that are neither reported financial results nor other historical information, are forward-looking statements, including, but not limited to statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties catastrophic events which are uncertain in nature and policy renewal rates relating to AXA's property casualty business, market risks related to fluctuations in interest rates, equity market prices and foreign currency exchange rates, the use of derivatives and AXA's ability to hedge such exposures effectively and counterparty credit risk, AXA's ability to develop, distribute and administer competitive products and services in a cost-effective manner and its ability to develop information technology and management information systems to support strategic goals while continuing to control costs and expenses, AXA's visibility in the market place and the financial and claims paying ratings of its insurance subsidiaries, AXA's access to adequate financing to support its future business, the effect of changes in regulation and laws affecting AXA's businesses including changes in tax laws affecting insurance and annuity products as well as operating income and changes in accounting and reporting practices, the costs of defending litigation and the risk of unanticipated material adverse outcomes in such litigation, adverse political developments around the world and the effect of future acquisitions. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events circumstances or otherwise.

Cautionary statements concerning forward-looking statements

Certain statements in this presentation are forward-looking statements including, but no limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2000 for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

Paris, 7 August 2002

AXA and Crédit Foncier de France (CFF) reach an agreement with GECINA on their respective stakes in SIMCO

Paris, 7 August 2002 – GECINA, AXA and Crédit Foncier de France announce today that they have reached an agreement on the conditions under which AXA's and Crédit Foncier de France's stakes (31.7% et 20.9% respectively) in SIMCO, a property company listed on the Premier Marché of Euronext Paris, will be acquired by GECINA through a public offer to be launched by GECINA on SIMCO. The relevant committees of Crédit Foncier de France will meet prior to launching of the offer.

GECINA will offer euro 57.33 and 0.3 GECINA share for each SIMCO share in a mixed cash and share public offer. Based on GECINA's 1-month volume weighted average share price up to 26 July 2002 [1], the offer values each SIMCO share at euro 86. GECINA's offer will include a "mix & match" option allowing SIMCO shareholders, under certain conditions, to modify the cash and share portion which they will receive for their SIMCO shares within the limit of a global portion of two thirds cash and one third in GECINA shares. The offer will be filed with the French Stock Exchange authorities by 9 September 2002.

The offered price represents a :
- 3.5% premium over SIMCO's 1-month volume weighted average share price up to 26 July 2002 ;
- 23.8% discount to the Net Asset Value [2] pre-latent capital gain taxes per SIMCO share as at 31 December 2001.

The offered exchange ratio (9 GECINA shares for 10 SIMCO shares) represents a :
- 3.2% premium over the implied exchange ratio based on the 1-month volume weighted average share prices of GECINA and SIMCO respectively up to 26 July 2002 ;
- 13% premium over the implied exchange ratio resulting from the comparison of the Net Asset Values pre-latent capital gain taxes per share of GECINA and SIMCO respectively as at 31 December 2001.

In the context of its public offer, GECINA also plans to offer to:
- SIMCO's convertible bondholders the possibility to exchange their SIMCO bonds against new GECINA convertible bonds to be issued. Such GECINA convertible bonds will present the same financial characteristics as those of SIMCO's existing convertible bonds with a conversion ratio adjusted from 1 SIMCO share for each SIMCO convertible bond currently to 0.9 GECINA share for each GECINA share ; and
- holders of SIMCO Certificats de Valeur Garantie ("CVG") 4 euros per CVG in cash, i.e. the difference between the offered price per SIMCO share of 86 euros and the 90 euros guaranteed by the CVGs.

---

[1] i.e. prior to press comments indicating a potential transaction on SIMCO's share capital.
[2] Bulk values, net of duties.

GECINA's offer will be conditional upon reaching a minimum acceptance level of 50.01% of SIMCO's share capital and voting rights, on a fully diluted basis.

Based on the values of real estate assets as at 31 December 2001, the pro-forma value, in bulk, net of duties, of the combined entity's real estate asset portfolio exceeded euro 8.2 billion. The corresponding 2001 pro-forma rental income represented more than euro 515 million. By combining two prime quality real estate asset portfolios the transaction will create a leading property company in France and one of Europe's three largest. The combined entity should benefit from the enhanced liquidity and valuation characteristics currently required by international investors. The transaction is consistent with GECINA's announced strategy aimed at delivering profitable growth through, inter alia, a rebalancing of its asset portfolio towards commercial assets which contribution will increase from approximately 35% currently to 45% post transaction. In this respect, GECINA will continue the asset arbitrage strategies, primarily focused on residential assets, already implemented by both companies. GECINA will capitalise on the know-how of the combined team. Once the public offer completed, GECINA intends to proceed with the adaptation of the combined group's legal structure necessary to the implementation of the industrial objectives and will, inter alia, contemplate a merger.

The transaction should be accretive to pre-tax recurring cash flows and to Net Asset Value pre-latent capital gain taxes per GECINA share from 2003. Based on an enterprise value basis of approximately 3.5 billion euros, the transaction will generate a gross yield in excess of GECINA's stated objective of 7.5% for new real estate investments.

The financing of the transaction will be ensured through the issuance by GECINA of new shares and convertible bonds and through a bank credit facility. Assuming an acquisition of 100% of SIMCO, the estimated pro-forma loan to value ratio as at end 2002 will remain below 50%. This ratio should decrease significantly thereafter thanks to the continuation of the already implemented asset arbitrage strategies.

Post offer, assuming a 100% success rate and before impact of the "mix & match" option, AXA and Crédit Foncier de France would hold stakes in GECINA of approximately 10% and 6% respectively. AXA and Crédit Foncier de France have undertaken, subject to usual provisions, to keep their GECINA shares for a six month period. AGF and Azur-GMF, GECINA's two main shareholders, have expressed their support to the project. Post offer and assuming the same success rate, they will hold stakes in GECINA of 23.7% et 17.4% respectively.

For AXA, the transaction, led by AXA Real Estate Investment Managers France, is consistent with a dynamic management of its investment portfolio and the optimisation of its asset allocation policy.

This transaction will comfort Crédit Foncier de France's strategic orientations on its four core business lines : private loans, professional and real estate loans, securitization and financial engineering, real estate services. In addition, it will allow Crédit Foncier de France to be associated to the development of one of Europe's leading property companies.

The combination of GECINA and SIMCO will be notified to the relevant anti-trust authorities.

oOo

About AXA:

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America

and the Asia / Pacific area. AXA had 910 billion euros in assets under management as of 31 December 2001 and reported revenues of approximately 75 billion euros for 2001. Revenues as of 31 March 2002 were 21 billion euros. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA
This press release is also available on AXA Group web site : www.axa.com

About Crédit Foncier de France :
With total assets of 40 billion euros and a domestic network of 142 branches, Crédit Foncier de France confirms its position as one of the France's leading real estate financing specialists. With loans production of 4.8 billion euros, Crédit Foncier de France is a major actor in real estate financing to both individuals and professionals, as well as in financial engineering. With its wholly-owned AAA rated subsidiary, Compagnie de Financement Foncier, Crédit Foncier is one of the leading European issuers of *« obligations foncières »*.
A subsidiary of the Caisse d'Epargne Group and the Compagnie financière EULIA, Crédit Foncier employs some 6,700 people active in all the aspects of real estate financing and related services (credit management, property expertise, property management and private banking).
This press release is also available on Crédit Foncier de France web site : www.creditfoncier.fr

About GECINA :
With a real estate portfolio valued at 4.1 billion euros as at 31 December 2001 and more than 400 buildings primarily located in Paris and its region, GECINA is one of the three largest French listed property companies. Representing a total area of 1,700,000 sqm, GECINA's asset portfolio is characterised by the prime quality of its location and a mixed residential / commercial positioning.
This press release is also available on GECINA's web site : www.gecina.fr

PRESS RELEASE

August 8, 2002

AXA CONSOLIDATED REVENUES UP 4.8% ON A COMPARABLE BASIS IN THE FIRST HALF OF 2002 TO EURO 40.1 BILLION

- **Life & Savings revenues, which represent 63% of total revenues, increased 3.9% from the same period last year to Euro 25.1 billion. Revenues rebounded significantly in the second quarter, recording a 10% increase, with significant improvements in the USA and France.**
- **Property & Casualty revenues, which represent 22% of total revenues, were Euro 8.8 billion, up 4.7% from first half 2001, resulting from strong rate increases in all major European countries combined with stricter underwriting.**
- **Despite weak financial markets, Asset Management fees, which represent 5% of total revenues, showed strong resilience with a decline of only 1.3% to Euro 1.9 billion. Overall, the Group's asset managers collected Euro 7 billion in net new money.**
- **International Insurance revenues, which represent 10% of total revenues, were Euro 3.8 billion, up 17.3%, driven by selective underwriting and significantly higher premium rates.**

Numbers herein have not been adjusted for scope and currency changes. Growth rates are on a comparable basis and, accordingly, have been adjusted for changes in scope, accounting methods and currency.

PARIS—AXA reported today that consolidated revenues for the semester rose 4.8% to Euro 40.1 billion compared with the prior year period.

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"Our focus on operating efficiency has resulted into significant revenues growth in our major operations" said AXA CEO Henri de Castries. "The improvement from the growth level reported in the first quarter 2002 was mainly due to the Life & Savings operations. Introduction of new products, together with the quality and adaptability of our salesforce, facilitated the shift of our clients towards General Account products – which increased by approximately 18% - while allowing for significant quantity of unit-linked products to be sold – they still represent 27% of total revenues.

"Our Property & Casualty and International Insurance businesses continued to focus on profitable growth, while benefiting from a positive pricing cycle.

"The diversity of our Asset Management operations both geographically – USA and Europe– and in terms of business mix –fixed income, growth and value equities— has enabled the Group to deliver positive net inflows, despite very difficult market conditions."

To respond to the very high volatility which has been impacting insurance stocks in general and AXA stock in particular in the last few weeks, AXA has decided to accelerate the reporting calendar for its first six month 2002 earnings and its financial situation as of June 30, 2002:

- The July 24 press release provided a list of mostly qualitative factors available to Management at that time to evaluate the Group's fundamentals. As such, this press release remains the official reference of AXA's financial communication .

- Today's revenues release contains all the information pertaining to the revenues for the six month period ending June 30, 2002.

- A release will be issued on August 21 before market opens. This release will contain our estimated half-year consolidated earnings (operating, adjusted and net) before the Supervisory Board and the Management Board have reviewed the half-year consolidated statements.

- On September 2 after market closes, AXA will publish its half-year earnings release together with the usual set of documents, instead of September 12 as originally planned. As usual, the release will be followed by analysts, investors and media presentations.

Period ended (Euro million)	June 30, 2002*	June 30, 2001	Change	Change on a comparable basis	Contribution to Total revenues	
					Total	Segment
TOTAL	**40 128**	**38 961**	**+3.0%**	**+4.8%**	**100.0%**	
Life & Savings	**25 116**	**24 519**	**+2.4%**	**+3.9%**	**62.6%**	**100.0%**
. United States	6 456	5 966	+8.2%	+7.8%		25.7%
. France	5 277	5 684	-7.2%	-6.6%		21.0%
. United Kingdom	4 938	4 589	+7.6%	+7.0%		19.7%
. Japan	2 897	2 936	-1.3%	+9.4%		11.5%
. Germany	1 487	1 418	+4.9%	+4.9%		5.9%
. Belgium	862	870	-0.9%	-0.9%		3.4%
. Australia / New Zealand	1 034	1 056	-2.2%	-0.2%		4.1%
. Hong-Kong	498	578	-13.8%	-14.3%		2.0%
. Other countries	1 668	1 422	+17.3%	+20.5%		6.6%
Property & Casualty	**8 822**	**8 716**	**+1.2%**	**+4.7%**	**22.0%**	**100.0%**
. France	2 432	2 292	+6.1%	+6.1%		27.6%
. Germany	1 805	1 932	-6.5%	-2.8%		20.5%
. United Kingdom	1 458	1 307	+11.6%	+8.6%		16.5%
. Belgium	734	697	+5.3%	+5.3%		8.3%
. Other countries	2 392	2 488	-3.9%	+6.9%		27.1%
International Insurance	**3 830**	**3 265**	**+17.3%**	**+17.3%**	**9.5%**	**100.0%**
. AXA Corporate Solutions	3 627	3 073	+18.0%	+17.7%		94.7%
. Assistance	203	188	+7.8%	+13.4%		5.3%
. Other transnational activities	0	4	NA	NA		0.0%
Asset Management	**1 851**	**1 866**	**-0.8%**	**-1.3%**	**4.6%**	**100.0%**
. Alliance Capital	1 540	1 625	-5.2%	-3.9%		83.2%
. AXA Investment Managers	311	233	+33.6%	+13.9%		16.8%
. National Mutual Funds Mgt**	-	8	NA	NA		NA
Other Financial Services	**508**	**594**	**-14.4%**	**-10.9%**	**1.3%**	

* For materiality reasons, starting January 2002, AXA changed its consolidation method for the smallest subsidiaries, which were formerly fully integrated within AXA consolidation scope:

- Direct Assurances Vie (France), AXA-Minmetals (China), and the Luxembourg Bank (BIA, previously integrated within AXA Bank Belgium sub-group) have been "de-consolidated";
- Argovie (France), Direct Seguros (Spain), Turkey (L&S and P&C), Hong-Kong (P&C) and Singapore (P&C) are now accounted for by the equity method.

Such entities contributed Euro 322 million to AXA consolidated gross revenues in H1 2001.

** National Mutual Funds Management is reported in the Life & Savings activities of Australia/New Zealand starting January 2002.

LIFE & SAVINGS: 63% of consolidated revenues

Total Life & Savings revenues increased 3.9% in the first semester 2002 to Euro 25,116 million. Revenues rebounded significantly in the second quarter, recording a 10% increase, with significant improvements in France, with strong premium growth in June, and in the USA, which had a record second quarter, benefiting from successful new products' introductions.

Refer to appendices 1 and 2 for detailed figures by business lines.

United States: Revenues were up 8% in the first half of the year, recording a significant rebound in the second quarter, up 15%, compared to the 1% growth recorded in the first quarter. The combined two main insurance business lines (Investment & Savings and Life) grew by 16% in the first semester 2002 and 34% in Q2 2002, compared to the same periods in 2001.

- **Investment & Savings:** Premiums increased by 24%, mainly driven by strong sales of the new Variable Annuity Accumulator Series product line launched on April 1, 2002, and by strong first quarter sales of the fixed annuity product (SPDA) launched last September. Variable annuity sales in Q2 2002 increased 42% compared to Q2 2001 and 60% compared to Q1 2002. Based on preliminary industry data, our market share in variable annuity sales went from 3.8% in Q1 2002 to 6.5% in Q2 2002, and our ranking went from 10th in Q1 2002 to 4th in Q2 2002. Wholesale channel premiums increased by 67% and retail channel premiums rose 7%.
- **Life:** Premiums decreased by 5% mainly due to decrease in renewal premiums. Effective June 28, 2002, AXA Financial launched its redesigned Universal Life and Survivorship Universal Life products.
- **Other premiums:** decreased by 49%, mainly due to the contribution from the Equitable Pension Plan in the first half of 2001.
- **Other revenues:** were up 4%, due to an increase in brokerage service fees partially offset by a decrease in asset management fees. Mutual fund sales were up 16%, driven by strong growth in WRAP fee product and the launch of AXA Premier funds.

France: Revenues decreased by 7% as compared to first half last year, hit by the non recovery of financial markets, heavily impacting unit-linked new business. Nevertheless, the business recovered in the second quarter, mainly in June, with a 2% growth compared to the second quarter 2001, thanks to commercial initiatives.

- **Investment & Savings:** Individual premiums were down 15% as a result of a 57% drop in unit-linked premiums, partly offset by a 35% increase in General Account premiums, as clients turned to products reputed safer and as our salesforce promoted successfully the products that better fit the current environment. General account premiums represented 73% of individual premiums against 46% in the first half 2001.

  Group premiums increased by 17% due to additional business with major clients. Group unit-linked premiums (29% of Group retirement) remained stable compared to the prior year.

- **Life & Health:** Individual and Group segment grew equally by 7%, due to positive net inflows.

United Kingdom: Total revenues grew 7%. Excluding health, revenues increased by 8%, with the new business index ("NBI") on an APE[1] basis up +13%[2] following strong sales through the IFA and Direct Marketing distribution channels.

- **Investment & Savings:** Premiums were up 10% compared to prior year, with new business APE up 14%[2]. This was supported by strong sales of investment products, in particular With-Profit Bonds. As part of its long held strategy of prudent management of its financial strength, AXA has withdrawn from the With-Profit Bond market for the remainder of 2002. AXA has moved its sales and marketing focus to the Distribution Fund range, which has traditionally been an attractive proposition to investors who are cautious about short-term stock market performance. Group pension business increased by 29%, benefiting from AXA's strategy of focusing on key players in the intermediary market. This has offset a decline in sales of less profitable Individual pensions and capital intensive Immediate Annuity business from the exceptional level reached in 2001 when individual pension sales were driven by changes to tax legislation.
- **Life:** Premiums were down 5%, predominantly due to the exit from the mortgage endowment market.
- **Health:** Revenues decreased by 1% with the annual price increases partly offsetting the falling population rate.

Japan[3]: Revenues increased by 9%, driven by strong sales of Group pension products and sustained efforts to increase the sales of individual health products.

- **Investment & Savings:** Premiums increased by 35%, due to strong growth in Group pensions (+61%), as AXA benefited from the flight-to-quality phenomenon. Individual premiums posted a 6% decrease reflecting the focus of the distribution channels on the more profitable products, most notably Health. Despite uncertain market conditions, premiums on individual unit-linked products increased by 67%, essentially because those products were launched at the end of the first quarter 2001.
- **Life:** Premiums were down 6%, mostly impacted by a 73% drop in unit-linked revenues due to a shift from a single premium to a regular premium product. Traditional life products were stable, driven by an 8% growth of Whole Life products, offset by a 5% reduction in endowment premiums due to the shift in focus towards more profitable products.
- **Health:** Revenues grew by 9% as the salesforce focused on sales of Medical Whole Life products (+34%), which presently offer high margins.

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[1] Annual Premium Equivalent (APE) is the sum of 100% of regular premiums & 10% of single premiums.
[2] Excluding a non-recurrent bulk transfer in the first half 2001.
[3] AXA Japan closes its accounts in September. Therefore, the gross written premium analysis relates to the 6-month period ending March 31, 2002.

Germany: Revenues rose 5%, mainly due to Investment & Savings and Health.

- **Investment & Savings:** Revenues increased 12%, mainly driven by non unit-linked premiums up 9% (97% of total Investment & Savings premiums). This increase was supported by a strong growth in single premiums (+32% versus estimated market growth of 24%) from a poor first half 2001 for AXA Life as well as for the entire German market. German Pension Reform products accounted for a small portion of the non unit-linked regular business. The supposed impact of "Pension Reform Business" currently lags market-wide expectations. Unit-linked business significantly increased but still represents a small proportion of Investment & Savings premiums (3% versus 1% in the prior year).
- **Life:** Revenues were slightly up (+1%) due to the continuing shift in product mix towards unit-linked life premiums (10% of Life revenues compared to 8% last year), which grew by 30%.
- **Health:** Additional rate increases and strong new business sales (+25%) continued to drive health premiums' growth of 12%, largely outperforming the estimated market growth of 5%.

Belgium: Revenues were down 1% from a record period a year ago.

- **Investment & savings:** Premiums were stable, with a 4% increase in Group premiums, due to a good level of new business, being completely offset by a 1% decrease in Individual premiums. The decline in individual premiums was mainly due to a 47% decrease in unit-linked contracts caused by difficult market conditions, nearly completely offset by strong sales in non unit-linked products, in particular of Opti Deposit policies with minimum guaranteed return launched in November 2001. The major product Crest registered a limited decline (-4%), performing better than expected due to a smaller shift than anticipated to unit-linked products.
- **Life:** Premiums decreased by 3% in a mature market.

Australia & New Zealand[4]: Revenues were flat in the first semester, despite difficult market conditions and a reduction in overall industry volumes.

- **Investment & Savings:** Premiums were down 2% reflecting lower sales of single premium retirement products, in line with market trend.
- **Life :** Premiums declined by 1%.
- **Health including income protection:** Premiums rose 3% due to a timing difference on the receipt of premiums. Earned premiums remained stable.
- **Other revenues**: increased significantly, as net mutual fund sales amounted to Euro 287 Million, benefiting from Euro 97 million net flows recorded by Sterling Grace (acquired in second half of 2002).

[4] Following the change in the closing calendar of AXA Asia Pacific Holdings, all analyses are based on January to June 2002 period compared to January to June 2001 period.

Hong-Kong[4]: On a comparable basis, gross written premiums were down 14%, as prior year revenues included internal transfers from pre-existing retirement plans (ORSO) to the Mandatory Provident Fund (MPF) which was introduced in the early part of 2001. Excluding these internal conversions, premiums were up 5%.

Other Countries: Revenues were up 21%, with major countries reporting an increase in sales. In Spain, revenues increased by 67% mainly due to two group pension single premium contracts. Italy posted the most significant growth, with premiums up 69% due to sales of guaranteed index-linked products, reflecting the early benefits of a bancassurance agreement signed last year and the growing success of the agent network. The Netherlands recorded a 10% increase, driven by the rapid development of highly competitive non unit-linked Investment & Savings products and increased rates in Health.

PROPERTY & CASUALTY : 22% of consolidated revenues

Property & Casualty (note: large risks are included in the International Insurance segment) gross written premiums rose 4.7% to Euro 8,822 million in the first semester of 2002, resulting from strong rate increases in all major European countries combined with stricter underwriting.

Refer to appendix 3 for detailed figures by business lines.

France: Revenues grew by 6% attributable to successful rate increases in both personal and commercial lines, combined with a strict underwriting policy.

- **Personal**: premiums increased 4% in both motor and non-motor branches as a consequence of higher rates
- **Commercial**: premiums grew by 8%, mainly due to rate increases in all branches, associated with a strict underwriting policy. Motor, property and liability increased by 9%, 13% and 5%, respectively.

Germany: Revenues decreased by 3% resulting from selective underwriting, restructuring measures and a voluntary higher cancellation rate in commercial property.

- **Personal**: premiums decreased 4% due to lower written premiums in motor and liability, mainly as a result of selective underwriting, and to increasing cancellations in property. Tariff increases in motor led to a 1% increase in average premium.
- **Commercial**: premiums decreased 4% due to restructuring measures and restrictive underwriting policy in motor and liability. Property and other non-motor branches remained stable.
- **Other**: premiums grew 5% as the 25% growth in Art insurance is partly offset by the decrease from planned contract terminations in assumed business and DARAG (marine).

United Kingdom: Premium increased by 9%, with strong growth in commercial lines more than offsetting the reduction in personal lines.

- **Personal**: premiums decreased by 4% driven by decreases on motor (-18%) and household (-11%), as a result of improved risk selection and the effect of policy count reductions in 2001 following the high rate increases at the end of 2000. This was partly offset by a strong growth in the creditor branch, mainly due to the acquisition of the Egg deal at the start of the year.
- **Commercial**: premiums increased by a strong 21%. Although motor premiums fell by 5%, this was more than compensated by a 27% growth in property and a 32% growth in liability. In the property branch, AXA succeeded in implementing targeted rate increases (+5% to +25%) and gained a number of large new accounts from competitors with capacity problems. The liability branch benefited from significant rate increases (+40%).

Belgium: Revenues increased by 5%, with growth in both commercial and personal lines. The activity benefited from strong marketing initiatives towards brokers and customers done in April.

- **Personal**: premiums increased 5%, mostly driven by the motor business, benefiting from premium increase in third-party liability (+3%), further rates adjustments (+6% on yearly basis) and continued growth of the number of contracts in portfolio (+2%).
- **Commercial**: premiums were up 5% due to a strong 17% growth in property, mainly due to a large new contract, and to a 8% growth in liability, as a result of rate increases (+5% to +10%) partially offset by the expected portfolio erosion. Health premiums increased by 38%, due to the introduction of a medical assistance service concept, as well as co-insurance contracts.

Other Countries: Revenues increased by 7%. In Spain, Canada and Ireland, which represent 6%, 4% and 3% of P&C, respectively, revenues were up 12%, 14% and 16%, respectively. The overall premium growth was mostly attributable to strong tariff increases in hardening markets.

ASSET MANAGEMENT: 5% of consolidated revenues

Despite weak financial markets, Asset Management fees showed strong resilience with a decline of only 1.3% to Euro 1,851 million. Overall, AXA's asset managers collected Euro 7 billion in net new money.

Alliance Capital: Revenues were down 4%, due to lower distribution revenues and advisory fees, in line with lower average Asset Under Management ("AUM"), down 3% versus first semester 2001. Institutional Research Services grew by 11% driven by higher NYSE volumes, increased market share, and the launch of European trading in the middle of the first quarter.

AUM of Euro 414 billion at June 30, 2002 were down Euro 100 billion from December 31, 2001, mainly due to the negative impacts of market depreciation (Euro –44 billion) and exchange rate (Euro –55 billion). Net new money was slightly negative (Euro –1 billion), mainly attributable to outflows in short-term cash management. Long-term flows were positive in all distribution channels. In particular, the Private Client channel saw strong inflows (Euro 3 billion), supported by its strong relative investment performance.

AXA Investment Managers: Revenues (net of inter-company transactions) were up 14%, attributable to better performance fees and higher management fees stemming from higher average AUM (up 3%) and from a favorable change in product mix towards higher-fee products.

AUM decreased by Euro 5 billion since December 31,2001 to Euro 272 billion at June 30, 2002, the combined negative impact of exchange rate and market depreciation (Euro –13 billion) being partly offset by positive net new money (Euro 8 billion).

INTERNATIONAL INSURANCE: 10% of consolidated revenues

International Insurance revenues rose 17.3% to Euro 3,830 million, versus 24.3% in the first quarter, driven by close monitoring and rebalancing of reinsurance exposure, selective underwriting and significantly higher premium rates.

AXA Corporate Solutions: 94% of International Insurance revenues

- **Reinsurance (71%):** Revenues increased by 14% to Euro 2,562 million, reflecting the positive impact of rate increases during the renewal campaign in Property & Casualty lines (92% of reinsurance revenues) partly offset by some cancellations in Casualty Motor and Marine, due to a strict underwriting policy.
- **Insurance (28%):** Premiums were up 35% to Euro 1,029 million, due to the market premium rate increases (+30% for Casualty and +70% in Property, on average in France). This was partly offset by major cancellations in Property & Casualty and in Marine due to a stringent underwriting policy.

About AXA

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 910 billion in assets under management as of December 31, 2001 and reported revenues of approximately Euro 75 billion for 2001. Revenues as of June 30, 2002 were Euro 40 billion. The AXA ordinary share is listed and trades under the symbol *AXA* on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol *AXA*.

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This press release is also available on AXA Group web site: www.axa.com

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The Group will report first-half earnings release on September 2nd after market closes. Two analysts' and investors' conferences will be held on September 3rd, one in Paris in the morning and the other in London in the afternoon.

Investor Relations:
Matthieu ANDRE : +33 1.40.75.46.85
Caroline PORTEL: + 1 212.314.6182
Marie-Flore BACHELIER : + 33 1.40.75.49.45

Media Relations:
Christophe DUFRAUX : +33.1.40.75.46.74
Barbara WILKOC : +1.212.314.3740
Clara RODRIGO : +33.1.40.75.47.22

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements in this presentation are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. *Undue reliance should not be placed on such statements because, by their* nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2001 for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

APPENDIX 1- LIFE & SAVINGS – Unit-linked, General Account, Health and other revenues

	Gross Revenues H1 2002	Change on a comparable basis	Gross Written Premiums			Others *	% UL in Gross Revenues	
			UL	Non UL	Health		H1 2002	H1 2001
France	5 277	- 6,6%	955	4 222	100		18%	35%
United States	6 456	+ 7,8%	3 166	2 972	90	227	49%	61%
United Kingdom	4 938	+ 7,0%	1 804	2 507	628		37%	46%
Japan	2 897	+ 9,4%	61	2 386	449		2%	4%
Germany	1 487	+ 4,9%	86	1 068	333		6%	4%
Belgium	862	- 0,9%	86	775			10%	19%
Australia & New-Zealand	1 034	- 0,2%	291	383	318	41	28%	31%
Hong Kong	498	- 14,3%	98	378	23		20%	1%
The Netherlands	566	+ 10,3%	139	188	236	4	25%	31%
Italy	237	+ 69,1%	133	104			56%	41%
Spain	570	+ 66,9%	10	560			2%	4%
Others	295	-24,1%	37	249	6	2	13%	29%
TOTAL	**25 116**	**+ 3,9%**	**6 868**	**15 791**	**2 183**	**274**	**27%**	**36%**

* "Others" include all Non Insurance Business (Fees received from servicing business and fees on the sales of Mutual Funds)

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APPENDIX 2 – LIFE & SAVINGS *– Split by business lines

	Investment & Savings		Life		Health		Other written premiums	
	Contribution to gross revenues	Change on a comparable basis	Contribution to gross revenues	Change on a comparable basis	Contribution to gross revenues	Change on a comparable basis	Contribution to gross revenues	Change on a comparable basis
France	67%	- 12%	3%	+ 7%	2%	+ 7%	28%	+ 7%
United States	70%	+ 24%	21%	- 5%	1%	- 5%	4%	- 56%
United Kingdom	80%	+ 10%	8%	- 5%	13%	- 1%		
Japan	39%	+ 35%	46%	- 6%	16%	+ 9%		
Germany	16%	+ 12%	54%	+ 1%	22%	+ 12%	8%	+ 4%
Belgium	87%	- 0%	13%	- 3%			0%	
Australia & New-Zealand	53%	- 2%	12%	- 1%	31%	+ 3%		
Hong Kong	30%	- 37%	64%	- 1%	5%	+ 32%	2%	+ 34%
The Netherlands	36%	+ 23%	22%	- 11%	42%	+ 13%		
Italy	88%	+ 87%	12%	- 2%				
Spain	93%	+ 78%	7%	- 5%				
Others	42%	+ 4%	52%	- 38%	2%	+ 7%	2%	+ 8%
TOTAL	**63%**	**+ 9%**	**20%**	**- 5%**	**9%**	**+ 5%**	**8%**	**- 9%**

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APPENDIX 3 – PROPERTY & CASUALTY - Split by business lines

	Personal Motor		Personal Non Motor		Commercial Motor		Commercial Non Motor		Others	
	% Gross Written Premiums	Change on a comparable basis	% Gross Written Premiums	Change on a comparable basis	% Gross Written Premiums	Change on a comparable basis	% Gross Written Premiums	Change on a comparable basis	% Gross Written Premiums	Change on a comparable basis
France	32%	+ 4%	20%	+ 4%	10%	+ 8%	38%	+ 8%		
Germany	32%	- 5%	29%	- 2%	4%	- 8%	23%	- 3%	12%	+ 5%
Belgium	37%	+ 6%	26%	+ 3%	7%	+ 6%	30%	+ 5%	1%	n/s
United Kingdom	20%	- 18%	26%	+ 9%	8%	- 5%	41%	+ 28%	4%	+ 54%
Spain	51%	+ 6%	15%	+ 8%	14%	+ 47%	19%	+ 15%	n/s	n/s
Italy	64%	- 8%	36%	0%						
Canada	42%	+ 13%	17%	+ 7%	9%	+ 13%	33%	+ 20%		
Ireland	65%	+ 12%	13%	+ 33%	21%	+ 31%	1%	- 49%		
The Netherlands	17%	+ 1%	16%	+ 17%	34%	+ 9%	33%	- 3%		
Others	48%	+ 7%	36%	+ 9%	n/s	n/s	15%	+ 1%	1%	- 8%
TOTAL	**36%**	**0%**	**25%**	**+ 4%**	**8%**	**+ 9%**	**28%**	**+ 10%**	**3%**	**+ 14%**

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